Mail Stop 3561

March 23, 2006

Richard Bryant
Chief Executive Officer and President
Elephant & Castle Group, Inc.
1190 Hornby Street
Vancouver, B.C. Canada V6Z 2K5

        RE: Elephant & Castle Group, Inc.
               Form 10-K for the Fiscal Year Ended December 26, 2004
               Amendment No.1 to Form 10-K for the Fiscal Year Ended
               December 26, 2004
               Form 10-Q for the Quarterly Period Ended March 27, 2005
               Form 10-Q for the Quarterly Period Ended June 26, 2005
               Form 10-Q for the Quarterly Period Ended September 25, 2005

        File No. 1-12134

Dear Mr. Bryant:

We have reviewed your response letter dated September 23, 2005 and February 15, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 26, 2004

Statement of Operations, page 4

1. We have reviewed your response to our prior comment 2 in your response letter dated September 23, 2005, but continue to believe additional disclosures are required. Please revise the notes to your financial statements to separately disclose revenues and costs associated with franchisor – owned restaurants. Also to the extent that your initial franchise fees are significant, please segregate these fees from other franchise fee revenue. Additionally, disclosure of the relative contribution to net income of initial franchise fees also is desirable if not apparent from the relative amounts of revenue. See paragraphs 22 and 23 of SFAS No. 45 for guidance.

Note 16. Differences between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and US GAAP, page 29

2. Reference is made to your response to our prior comment 6 in your letter dated September 23, 2005. The total amounts in your analysis of operating items not using cash from statement of consolidated cash flow – US GAAP of US$2,484, $2,156 and 2,804 for the years 2004, 2003 and 2002, respectively do not agree with the amounts disclosed in your "Cash flow – US GAAP" disclosure in your response to our prior comment 22 in your letter dated May 12, 2004 of $2,111, $2682 and $2004, respectively. Please revise these amounts.

3. We note your responses to our prior comment 1 in your response letter dated February 15, 2006, where you have agreed to amend your filing to recognize a US$201 foreign transaction gain in fiscal 2003 for US GAAP purposes , which was not recognized in your 2004 Form 10-K. Along with your proposed disclosure, please reflect the balance sheet impact (i.e. the effect on equity and liabilities) this adjustment had on your balance sheet reconciliation from CDN GAAP to US GAAP.

4. We note your response our prior comment 2(a) in your response letter dated February 15, 2006. Please explain to us why the adjustment for a US $860 debt settlement gain was recognized for US GAAP purposes, but not for CDN GAAP purposes as reflected in your revised reconciliation of earnings before tax from CDN GAAP to US GAAP. Also please explain why you did not reflect the impact of this US $860 debt settlement gain adjustment in your revised reconciliation of stockholder's equity from CDN GAAP to US GAAP or revise accordingly.

5. Reference is made to your disclosure in Note 2(i) to your December 26, 2004 financial statements. It appears that for CDN GAAP purposes the currency transaction gain or loss related to your US dollars denominated Senior Notes were recognized in net income for 2003 and prior years(the years that your functional and reporting currency was the Canadian dollar), which is consistent with the US GAAP requirements under paragraph 15 of SFAS No. 52.   Please confirm that in 2004 when you changed your functional and reporting currency to the US dollar that an offset amount which equals to the prior years accumulated foreign currency transaction gains or losses associated with the US dollar denominated Senior Notes was reflected in net income for the fiscal year ended 2004 for CDN GAAP purposes. If this was not required by CDN GAAP, please reflect this amount as a reconciling item in your net income US GAAP reconciliation with appropriated disclosure as required by paragraph 37 of APB No. 20.

6. Reference is made to your revised Five-Year selected Data – United States GAAP disclosure and your balance sheet reconciliation from CDN GAAP to US GAAP disclosure in your response letter dated February 15, 2006. We note that the amounts for Long term debt (CDN GAAP) and Long term debt (US GAAP) for the years 2004 and 2003 do not agree to the amounts in your 2004 Form 10-K. Please provide footnote disclosure explaining the nature of this change and provide all of the disclosures as required by paragraph 37 of APB No. 20 as applicable.

7. Reference is made to your proposed revised reconciliation from CDN GAAP to US GAAP, and five-year selected data, in your letter dated February 15, 2006, to be filed in an amendment to your Form 10-K for the fiscal year ended December 26, 2004. Please provide as part of your revised disclosure a foot note, which clearly explain the nature and assumptions used to determine each US GAAP reconciling item and restatement adjustment.

Amendment No.1 to Form 10-K for the Fiscal Year Ended December 26, 2004

Item 9A. Controls and Procedures, page 3

8. We note your response to our prior comment 9 in your response letter dated September 23, 2005. You state that within your reconciliation to US GAAP you failed to correctly record one item relating to the foreign exchange translation of your US dollar convertible notes into US dollars, which arises purely out of your previous choice of the Canadian dollar as your reporting currency. You also state that this omission reflects levels of technical complexity which are unusually high for you and which accordingly stretched your resources and expertise in this area. Based on your response to our prior comment 1, 5 and 6 it also appears that your inability and technical expertise in foreign currency translation lead to other

restatements within your US GAAP reconciliation, which you have decided to include in an amendment to your Form 10-K for the fiscal year ended December 26, 2004. Also since you currently have significant Canadian operations, which generate Canadian dollars and your reporting and functional currency is the US dollar, it appears that foreign currency transactions will still have a significant impact on your financial statements. Based on the aforementioned, it is still unclear how you have concluded that your disclosure controls and procedures over financial reporting were effective as of December 26, 2004. In this regard, please explain to us, in detail, your basis for your conclusion or revise your conclusion accordingly. If you still believe that you have effective controls and procedures over financial reporting, as part of your response and your revised disclosure, please explain how you considered our above observations; managements facts and circumstance in concluding that the above observations and lack of foreign currency and US GAAP reconciliation technical expertise is not a material weakness; and your plans or actions to remediate your control deficiencies over financial reporting. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the Quarter ended September 25, 2005
Note 7. Differences Between Canadian and United States Generally Accepted Accounting Principles

9. We note that impairments of long-lived assets have not been included as a component of income from restaurant operations for Canadian GAAP purposes. Please note that under US GAAP, impairments of long-lived assets should be included as a component of income (loss) from operations in accordance with paragraphs 25 and 45 of SFAS No. 144. Please revise Note 7 to discuss and quantify the impact of this classification difference from US GAAP in future filings.

Other

10. Please file an amended report on Form 10-K which addresses all of our prior comments and the additional comments noted above as soon as possible.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeff Jaramillo at (202) 551-3212 or Linda Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Roger Sexton, Chief Financial Officer
(604) 684-8595